UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. __)

Under the Securities Exchange Act of 1934*

ZIOPHARM Oncology Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98973P101
(CUSIP Number)

December 4, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98973P101	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS
Great Point Partners, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
37-1475292

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0
		6.	SHARED VOTING POWER
2,419,500

		7.	SOLE DISPOSITIVE POWER
0
		8.	SHARED DISPOSITIVE POWER
2,419,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,419,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.78%
12.	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 98973P101	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS
Dr. Jeffrey R. Jay, M.D.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0
		6.	SHARED VOTING POWER
2,419,500

		7.	SOLE DISPOSITIVE POWER
0
		8.	SHARED DISPOSITIVE POWER
2,419,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,419,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.78%
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 98973P101	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS
Mr. David Kroin
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0
		6.	SHARED VOTING POWER
2,419,500

		7.	SOLE DISPOSITIVE POWER
0
		8.	SHARED DISPOSITIVE POWER
2,419,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,419,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.78%
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 98973P101	13G	Page 5 of 9 Pages

Item 1.
(a) Name of Issuer
ZIOPHARM Oncology Inc.
(b) Address of Issuer’s Principal Executive Offices
1180 Avenue of the Americas, 19th Floor, New York, NY 10036
Item 2.
(a) Name of Person Filing
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Mr. David Kroin
The Reporting Persons have entered into a Joint Filing Agreement, dated December 14, 2009, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting
Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-
1(k)(1) under the Act.

(b) Address of Principal Business Office, or if none, Residence
The address of the principal business office of each of the Reporting Persons is
165 Mason Street, 3rd Floor
Greenwich, CT 06830
(c) Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of
Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

(d) Title of Class of Securities
Common Stock

(e) CUSIP Number
98973P101

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:
Not Applicable.
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).
(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 98973P101	13G	Page 6 of 9 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-
1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-
1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the direct beneficial owner of 1,596,870 shares of
Common Stock of the Issuer (the “BVF Shares”), consisting of (i) 1,064,580 shares of Common
Stock of the Issuer and (ii) warrants to purchase 532,290 shares of Common Stock of the Issuer.
Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R.
Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr.
Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF
Shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the direct beneficial owner of 822,630 shares of Common Stock of the Issuer (the “BOVF Shares”), consisting of (i) 548,420 shares of
Common Stock of the Issuer and (ii) warrants to purchase 274,210 shares of Common Stock of the Issuer. Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	1.	Great Point Partners, LLC

	(a)	Amount beneficially owned: 2,419,500

	(b)	Percent of class: 5.78%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: - 0 -

(ii) Shared power to vote or to direct the vote: 2,419,500

(iii) Sole power to dispose or to direct the disposition of: - 0 -.

(iv) Shared power to dispose or to direct the disposition of: 2,419,500

CUSIP No. 98973P101	13G	Page 7 of 9 Pages

	2.	Dr. Jeffrey R. Jay, M.D.
	(a)	Amount beneficially owned: 2,419,500
	(b)	Percent of class: 5.78%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0.
		(ii)	Shared power to vote or to direct the vote: 2,419,500
		(iii)	Sole power to dispose or to direct the disposition of: 0.
		(iv)	Shared power to dispose or to direct the disposition of: 2,419,500

	3.	Mr. David Kroin

	(a)	Amount beneficially owned: 2,419,500
	(b)	Percent of class: 5.78%
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0.
		(ii)	Shared power to vote or to direct the vote: 2,419,500
		(iii)	Sole power to dispose or to direct the disposition of: 0.
		(iv)	Shared power to dispose or to direct the disposition of: 2,419,500

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 98973P101	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
Mr. David Kroin

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 14, 2009

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
Mr. David Kroin